Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG announces timing of the departure of the CEO

Leverkusen, Germany, December 2, 2021 - Biofrontera AG (ISIN: DE0006046113) (the “Company”) has announced on November 10, 2021, that Prof. Dr. Lübbert has resigned from his position as member of the Management Board effective at the end of May 2022 and that a mutually agreed resignation before end of May 2022 was intended.

The Supervisory Board and Prof. Dr. Lübbert have agreed today that Prof. Dr. Lübbert will leave the Management Board of Biofrontera AG and the management of the German subsidiaries as of December 13, 2021. However, he will continue to serve as Executive Chairman of Biofrontera Inc.

The Supervisory Board is currently considering the future composition of the Management Board of Biofrontera AG.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com